Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (“the Debtor”) and Shenzhen Branch, China Citic Bank (the “Creditor”) Dated May 12th, 2010

Main articles:
➢	Contract number: (2010) Shenyinsun Zongzi 004;
➢	Maximum amount of credit facilities to be provided: RMB 80 million;
➢	Term: from May 12th, 2010 to May 12th, 2011.
➢
Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

Headlines of the articles omitted
➢	Procedure on using the comprehensive credit facility
➢	Declaration and promise of the Debtor
➢	Rights and Obligations of the Debtor
➢	Rights and Obligations of the Creditor
➢	Guaranty
➢	Effectiveness, Modification and termination of Contract
➢	Disputation settlement
➢	Validity